Direct Phone: 703.618.2503

jeffrey.li@fisherBroyles.com

December 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Jowell Global Ltd. Registration Statement on Form F-1/A Filed December 28, 2020 File No. 333-250889

Ladies and Gentlemen:

On behalf of our client, Jowell Global Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated December 7, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed to the Commission on November 23, 2020. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on November 23, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Form F-1 filed November 23, 2020

Dilution, page 48

1.	It appears you have included intangible assets in the net tangible book value. Please revise or otherwise advise.

Response: We have revised the net tangible book value on page 50 of the Amended Registration Statement.

2.	Please revise the narrative preceding the table to highlight the October 21, 2020 sale of shares and its impact on the table. Please also show us how you calculated “As adjusted net tangible book value per Ordinary Share attributable to payments by new investors” and clarify for us what this line item represents. Consider revising the line item description to clarify.

Response: We have added the narrative in connection with the October 21, 2020 sale of shares and its impact on the table on pages 50 and 51 of the Amended Registration Statement. We have also revised our disclosure to provide the clarification regarding the line item and have changed it to “Increase in net tangible book value per Ordinary Share attributable to payments by new investors” on pages 48 and 49 of the Amended Registration Statement.

The Increase in net tangible book value per Ordinary Share attributable to payments by new investors is equal to the pro forma net tangible book value per Ordinary Share immediately after this offering minus the Net tangible book value per Ordinary Share after private placement.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at Jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Zhiwei Xu, Chief Executive Officer of the Company
Mei Cai, Chief Financial Officer of the Company